Exhibit 99.1

FANG Announces change in Board of directors

BEIJING, January 30, 2019 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced that Mr. Jingbo Wang has resigned from the board of directors of the Company (the “Board”), effective from January 30, 2019. Mr. Wang’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

“I and the rest of the Board would like to take this opportunity to express our sincere gratitude to Mr. Wang for his services to Fang as our Board member and wish him continued success in his future endeavors, ” said Mr. Vincent Tianquan Mo, Fang’s Chairman.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily listing, marketing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China.

For investor and media inquiries, please contact:

Dr. Hua Lei
Chief Investment Officer
Phone: +86-10-5631-8661
Email: leihua@fang.com

Ms. Jessie Yang
Investor Relations Director
Phone: +86-10-5631 8805
Email: jessieyang@fang.com